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                                                                     Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                   China Eastern Airlines Corporation Limited
 (A joint stock limited company incorporated in the People's Republic of China with limited liability)

                                  ANNOUNCEMENT
                      RESOLUTIONS PASSED AT BOARD MEETING

  A meeting of the board of directors of the Company was held on 29th October, 2003, and the board hereby announces the resolutions passed at that meeting.

This announcement is made by China Eastern Airlines Corporation Limited (the "Company") pursuant to the listing rules of the Shanghai Stock Exchange and the disclosure requirement under paragraph 2(2) of the listing agreement entered into between the Company and The Stock Exchange of Hong Kong Limited.

The board of directors of the Company (the "Board") hereby announces that a meeting of the Board (the "Board Meeting") was held on 29th October, 2003.

1. At the Board Meeting, the Company's 2003 third quarterly report was approved, and the results' announcement in relation to such report was approved for publication.

2. As disclosed in the Company's announcement dated 25th August, 2003, a joint venture company, proposed to be named "(CHINESE NAME)", was proposed to be established between the Company and its controlling shareholder, (NAME IN CHINESE CHARACTER) (China Eastern Air Holding Company), and that the Company proposed to make its capital contribution partly by way of cash and partly by way of asset injection. It was resolved at the Board Meeting that the Company would make its capital contribution entirely by way of cash.

3. The following two transactions proposed to be carried out by the Company were also approved at the Board Meeting:

     (i) The Company proposed to wet-lease two A300 aircraft from (NAME IN CHINESE CHARACTER) (China Eastern Air Northwest Company) for a term of six months beginning from the fourth quarter of 2003 at a consideration to be determined by the parties after negotiation.

     (ii) The Company proposed to wet-lease two CRJ-200 aircraft from (NAME IN CHINESE CHARACTER) (China Eastern Air Yunnan Company) for a term of six months beginning from the fourth quarter of 2003 at a consideration to be determined by the parties after negotiation.

The Board hereby emphasizes that no agreement has been signed in respect of any of the proposed transactions described above, and details as to when, and the principal terms (save as those already disclosed) upon which, such transactions would be carried out are yet to be considered and finalised. If and when the Company carries out any of these transactions, the Company will ensure any regulatory requirement under the Hong Kong Listing Rules applicable to the Company will be complied with.

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                                                          By Order of the Board
                                                          CHINA EASTERN AIRLINES
                                                           CORPORATION LIMITED
                                                               Luo Zhuping
                                                            Company Secretary

Shanghai, the People's Republic of China
29th October, 2003